                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                     CHANGES IN INTERESTED PARTIES HOLDINGS

THE FOLLOWING ARE THE CHANGES IN THE HOLDINGS OF TEFRON'S ORDINARY SHARES BY
INTERESTED PARTIES (AS DEFINED IN THE ISRAELI SECURITIES LAW, 1968) MADE AFTER
DECEMBER 22, 2008:

---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
NAME OF INTERESTED PARTY           Jacob Gelbard                                                                  Zvi Limon           Adi Livneh
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
DESCRIPTION OF INTERESTED PARTY    Chairman of the Board of Directors                                             Director*           CEO
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
DESCRIPTION OF CHANGE              Purchase of shares                                                             Purchase of shares  Purchase of shares
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
DATE OF CHANGE                     23/12/08     23/12/08     23/12/08     23/12/08     24/12/08     25/12/08      23/12/08            28/12/08
---------------------------------- ------------ ------------ ------------ ------------ ------------ ------------- ------------------  ----------------------------
CURRENCY OF THE TRANSACTION        NIS          NIS          NIS          NIS          NIS          NIS           NIS                 NIS
---------------------------------- ------------ ------------ ------------ ------------ ------------ ------------- ------------------  ----------------------------
PRICE                              1.5015 NIS   1.4815 NIS   1.4615 NIS   1.4314 NIS   1.4314 NIS   1.3614 NIS    1.443271 NIS        1.40 NIS
---------------------------------- ------------ ------------ ------------ ------------ ------------ ------------- ------------------  ----------------------------
NUMBER OF SHARES                   2,142        1,194        20,000       34,146       15,854       900           30,000              5,564
---------------------------------- ------------ ------------ ------------ ------------ ------------ ------------- ------------------  ----------------------------
TOTAL HOLDINGS PRIOR TO THE        426,664 shares plus 300,000 options                                            732,270             30,000 shares plus 300,000
PURCHASE DETAILED IN THIS REPORT                                                                                                      options
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
HOLDING RATE AFTER THE CHANGE      2.36% or 3.78% (including the options)                                         3.59%               1.58% (including the options)
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------
HOLDING  RATE AFTER THE CHANGE ON  2.16% or 3.46% (including the options)                                         3.28%               1.45% (including the options)
A FULLY DILUTED BASIS
---------------------------------- ------------------------------------------------------------------------------ ------------------  ----------------------------

*The change is due to purchase of shares by Rimon Investment Master Fund, LP
("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S.
securities laws and to hold, since he serves as a partner in the management company of Rimon.

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO
LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST
ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF
CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI
SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: December 29, 2008

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